**BAKER & MCKENZIE**

貝克・麥堅時律師事務所

[redacted]

08000083


Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com






3 January 2008

Our Ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By hand

**HUADIAN 12g3-2(b)**
**File No. 82-4932**

Division of Corporation Finance
- International Mail Stop 3-2



SUPPL

Ladies and Gentlemen,

**Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 1, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476.



dw 1/8

547752-v1\HKGDMS\HKGLCH\HKGMRH

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Chun-Hui Lin / Mark Herz

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

**Annex 1**

**A List of Documents Made Public in connection with the Listing since last submission on November 1, 2007:**

1. Overseas Regulatory Announcement – Resolutions of the 23rd Meeting of the 4th Session of the Board of Directors, released on January 2, 2008.

華電國際電力股份有限公司

# Huadian Power International Corporation Limited *

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))*

(Stock code: 1071)

# OVERSEAS REGULATORY ANNOUNCEMENT

# RESOLUTIONS OF THE 23RD MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

The 23rd meeting (the "Meeting") of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was convened on 29 December 2007 at the Company's conference room at No. 14 Jingsan Road, Jinan City, Shandong Province, the PRC. Mr. Cao Peixi, the Chairman of the Company, presided over the Meeting, and 12 directors of the Company attended the Meeting in person. The Meeting was convened in compliance with the relevant PRC laws, regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, the chairman of the Supervisory Committee, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the Meeting as non-voting participants. The following resolutions were passed upon voting by the directors who had attended the Meeting:

1. Considered and approved the proposal in relation to capital increase in China Huadian Corporation Finance Company Limited (the "Huadian Finance").

   It was approved that, by way of transferring capital reserve and undistributed profit of Huadian Finance based on the existing shareholding in Huadian Finance and by making cash contribution, the equity interest in Huadian Finance held by the Company will be increased from 120,000,000 shares to 284,350,000 shares, resulting an increase in shareholding from 15% to 20.457%, Of which, 45,000,000 shares will be increased by way of transferring capital reserve and undistributed profit of Huadian Finance into registered capital, and 119,350,000

shares will be increased by cash contribution of RMB149,187,500. The Board authorized the general manager or his authorized persons to execute the capital increase agreement ("HF Capital Increase Agreement") in due course and to disclose information as required by the listing rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules (collectively the "Listing Rules") and complete other necessary processes and procedures.

After reviewing the HF Capital Increase Agreement, all independent directors of the Company approved the Company to sign the agreement and reached the following unanimous opinions:

1. the voting procedures adopted by the Board at the Meeting are in compliance with the relevant PRC laws, regulations and the Articles of Association of the Company; and

2. the HF Capital Increase Agreement is on normal commercial terms, which are fair to the Company and its shareholders as a whole.

The HF Capital Increase Agreement has not been signed yet, further details of which will be disclosed to the public upon signing.

II. Considered and approved the proposal in relation to capital increase in China Huadian Group New Energy Development Company Limited.("Huadian New Energy").

It was approved that the Company will contribute RMB59,605,100 by cash, based on its current 20% equity interest in Huadian New Energy, to increase the registered capital of Huadian New Energy. The Board authorized the general manager or his authorized persons to execute the capital increase agreement ("HNE Capital Increase Agreement") in due course and to disclose information as required by the Listing Rules and complete other necessary processes and procedures.

After reviewing the HNE Capital Increase Agreement, all independent directors of the Company approved the Company to sign the agreement and reached the following unanimous opinions:

1. the voting procedures adopted by the Board at the Meeting are in compliance with the relevant PRC laws, regulations and the Articles of Association of the Company; and

2. the HNE Capital Increase Agreement is on normal commercial terms, which are fair to the Company and its shareholders as a whole.

The HNE Capital Increase Agreement has not been signed yet, further details of which will be disclosed to the public upon signing.

III. Considered and approved the Report on the Development of the Yihe Tala Wind Power Project in Tongliao, Inner Mongolia, the PRC.

It was approved that the general manager will be authorized to organize and complete the feasibility report on the Yihe Tala Wind Power Project and to apply to the Development and Reform Commission of Inner Mongolia Autonomous Region for authorization. The Board authorized the general manager or his authorized persons to execute the joint venture agreement with the relevant investors and to establish a Sino-foreign joint venture for the wind power project when appropriate, provided that the Company will have absolute controlling interest in the joint venture.

The joint venture agreement has not been signed yet, further details of which will be further disclosed to the public upon signing.

IV. Considered and approved the Proposal on the establishment of Henan branch office and Hebei branch office.

**By order of the Board**
**Huadian Power International Corporation Limited***
**Zhou Lianqing**
**Secretary to the Board**

As at the date of this announcement, the Board comprises:

*Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).*

Beijing, PRC
2 January 2008

*For identification only



END